Exhibit 23.1
[KPMG LLP Letterhead]
Consent of Independent Registered Public Accounting Firm
The Board of Directors
FuelCell Energy, Inc:
We consent to the use of our report dated January 14, 2010, with respect to the consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2009 and the effectiveness of internal control over financial reporting as of October 31, 2009, incorporated herein by reference.

/s/ KPMG LLP

KPMG LLP
April 19, 2010
Hartford, Connecticut
KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.